Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 001-39406

FAQs for Tempo Automation

We’d like to share some initial thoughts on the transactions with ACE Convergence Acquisition Corp., Advanced Circuits and Whizz Systems to address some of the immediate questions you may have. As you would expect, we don’t have all the answers right now and this document does not address every possible issue. It will, however, serve to provide answers to several questions based on our current information and to provide a platform to address others.

For specific questions not addressed below, please reach out to your manager, the People Team, or email TransactionQuestions@tempoautomation.com.

1.	What exactly is happening in these transactions?

Tempo announced that we have entered into a definitive merger agreement with ACEV (NASDAQ: ACEV), a special purpose acquisition company. Concurrent with that transaction, we also announced agreements to acquire both Advanced Circuits and Whizz Systems. The transactions are expected to close in Q1 2022, subject to regulatory and stockholder approvals and other customary closing conditions. Upon closing of the transactions the combined operating entity will be renamed “Tempo Automation Holdings, Inc.” and will continue as a publicly listed company. (see press release here: https://www.tempoautomation.com/news/tempo-ACE-merger)

2.	Can you tell us more about why we are acquiring Advanced Circuits and Whizz Systems?

By joining forces, we are even better poised to serve our customers with the responsiveness, timely delivery, and high-quality build-to-print products they expect from us.

As a combined, public company, we believe we can redefine the customer’s journey from prototype to production. Advanced Circuits’ premier PCB production and assembly capabilities coupled with Whizz’s design services and PCBA capabilities and Tempo’s breakthrough, software-automated PCBA manufacturing platform creates a true one-stop-shop for companies looking to innovate and bring new electronic products to market.

3.	Can you tell us more about Advanced Circuits?

Since 1989, Advanced Circuits has been a premier provider of printed circuit board fabrication and prototype printed circuit board assembly. With over 400 employees across Colorado, Arizona and Minnesota, Advanced Circuits is ranked among the top three board fabricators in North America and is well-known for its reliability and customer excellence and has become a leader in not only the commercial PCB arena but also in the high-reliability, military/aerospace/defense, and high technology marketplace.

4.	Where is Advanced Circuits located?

Advanced Circuits is headquartered in Aurora, CO. They also have facilities in Chandler, AZ and Maple Grove, MN.

5.	Can you tell us more about Whizz Systems?

Whizz Systems, is a premier provider of prototype and on-demand circuit board assembly, as well as engineering design services. They provide their customers a very efficient path to launching a product by taking an idea and turning that into a workable, shippable product. Their services are unique in that they manage the entire process of a product starting with design development all the way to prototype and production manufacturing.

6.	Where is Whizz Systems located?

Whizz Systems is headquartered in Santa Clara, CA. They also have a facility in Malaysia.

7.	With Advanced Circuits and Whizz Systems joining the Tempo team, what changes can I expect?

Until closing, it is business as usual for Advanced Circuits, Whizz Systems, and Tempo. After closing, we will be able to share more details on our integration plans and all that comes next.

8.	When will the transactions close?

We anticipate the transactions to close in Q1 of 2022, subject to the closing conditions mentioned above.  During the regulatory period, that is prior to closing, Advanced Circuits, Whizz Systems, and Tempo will continue to operate independently.

9.	Do you anticipate there being any layoffs as we integrate the 3 companies?

Until the transactions are closed, while the companies continue to operate separately, we are not planning any changes including layoffs. Since this is a growth opportunity for all three companies, we do not anticipate major changes anywhere in the new organization once we all merge.

10.	Will I be getting a new manager?

There will be no reporting changes until the transactions are closed. You will continue to report to your current manager.

11.	Will my benefits and/or compensation change?

During the regulatory review and approval period, there will be no changes to Tempo’s compensation or benefits programs. (We will have Open Enrollment as usual later this month, when employees are able to review and make changes to their benefits elections.) Employees may still consider or be considered for job changes within Tempo as usual.

12.	Will we be collaborating or sharing information with employees at Advanced Circuits or Whizz Systems?

Until closing, the three companies will continue to operate separately, which means that you won’t be working directly with anyone working for one of the other companies. After closing, we will go through an integration process where we’ll have opportunities to share knowledge and processes between companies. As many of you may know, Advanced Circuits is a supplier to Tempo, and this relationship will continue as it has in the past.

13.	Will I be able to work in a different location?

Until the transactions are closed, the three companies will remain separate and you will continue to work in the same location. Once the transactions close, we will communicate other opportunities in the different locations and facilities.

14.	When will we get more information about this?

You should have received an invitation to an All Hands Meeting scheduled for 2pm today. Please attend that to learn more from the Leads about this exciting announcement. You can join remotely from your computer or join a group on the third floor and/or the mezzanine. In addition, your managers will be able to answer some of your questions, and the People Team is always here as a resource to help you better understand the change.

15.	Who can I reach out to if I have more questions or comments?

Please go to your manager with questions or email TransactionQuestions@tempoautomation.com.

16.	What happens if a customer or vendor asks me about the transactions?

As part of this process, we’ll be sending announcements to our current clients. If you receive a question from them that you are not sure about, go to your manager or send the question to TransactionQuestions@tempoautomation.com. If you receive a request from the press, please forward them to IR@tempoautomation.com. Employees should not be speaking to the press at any time about these transactions or the company in general unless authorized by the CRO (Bill) or CEO (Joy).

17.	What am I allowed to say about this to my friends and family?

This is good news and it’s normal to want to talk about it. You should only use the information in the press release and our other public posts (like our LinkedIn or Twitter posts) to talk about the news with people. It’s best not to guess about what will happen in the future or speculate on changes that have not been announced. If you are not sure about whether you should talk about something, ask your manager or the People Team first!

18.	What can I do to help or what do you need from me?

Thanks for asking that! We do have a few requests of you:

1.	Be patient with the process. We have a planned approach to the integration of our teams that aims to bring the best experience to our employees, our clients, and our partners. It won’t be perfect, but we’ll do our best, and we appreciate your good suggestions and feedback along the way.
2.	Ask questions. If you’re wondering something, chances are someone else is too. We’ll be as transparent as possible through the process and will share new information as it comes up.
3.	Be open. We ask you to approach this with an open mind. Merging many different companies, cultures and clients is never easy – but we’re confident that we are better together than apart, and we ask you to keep an open mind to the vision and the opportunity that’s in front of all of us.
4.	Participate. Embrace and be part of the growth. We have a lot of work in front of us to integrate and leverage our new expanded capabilities and resources. Our most important resource is You! Change can be scary, difficult and a lot of hard work. We need you to bring your experience and skills to contribute to our success.

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “Tempo”), and ACE Convergence Acquisition Corp. (“ACE”), including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the acquisition by Tempo Automation, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Tempo’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (xi) the price of ACE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiv) the impact of the global COVID-19 pandemic, (xv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xvi) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvii) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in ACE’s registration statement on Form S-1 (File No. 333-239716), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2020 (the “Form S-1”), and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021 and subsequently amended on May 6, 2021 (the “Form 10-K”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

Additional Information and Where to Find It

In connection with the Potential Business Combination, ACE will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of ACE’s ordinary shares in connection with ACE’s solicitation of proxies for the vote by ACE’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Tempo stockholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, ACE will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Potential Business Combination. ACE will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at www.acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Participants in Solicitation

ACE and Tempo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACE’s shareholders in connection with the Proposed Business Combination. Information about ACE’s directors and executive officers and their ownership of ACE’s securities is set forth in ACE’s filings with the SEC, including the Form 10-K. To the extent that holdings of ACE’s securities have changed since the amounts printed in the Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This document shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of ACE, the combined company or Tempo, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.